16001877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akar Capital Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 West Sunrise Boulevard #102A
(No. and Street)

Plantation	Florida	33322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emil A Akar — 954-476-7011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1688 Meridian Ave #504	Miami Beach	Florida	33139
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
17 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil A Akar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akar Capital Management, Inc., as of February 23, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

ROBERT LARRICK
MY COMMISSION #FF111418
EXPIRES April 29, 2018
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKAR CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
joel@jbaumcpa.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Akar Capital Management, Inc.
Plantation, Florida

We have audited the accompanying financial statements of Akar Capital Management, Inc. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Akar Capital Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Akar Capital Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Statement of computation of net capital requirements, Schedule II – Statement of Computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Akar Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Akar Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baum & Company, P.A.
Miami Beach, Florida
February 19, 2016

Baum & Company PA

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Current Assets		
Cash in bank and cash equivalents	$	24,760
Accounts receivable		51,575
Total current assets		76,335
Fixed Assets (net)		516
Other Assets		
Clearing agent deposit		50,000
TOTAL	$	126,851

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	6,175
Total liabilities		6,175
Stockholder's Equity		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding		20
Additional paid-in capital		20,943
Retained earnings		99,713
Total stockholder equity		120,676
Total liabilities and stockholder's equity	$	126,851

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	$	371,481
Operating expenses:		
Compensation and employe benefits		113,550
Clearing charges		39,576
Data and regulation		13,121
Occupancy expense		6,855
General and administrative		57,952
Total operating expenses		231,054
Net income before other income		140,427
Other income		
Interest earned		1,890
Net income before provision for income taxes		142,317
Provision for income taxes		-0-
Net income	$	142,317

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/14	$ 20	$ 20,943	$ 89,038
Net Income	0	0	142,317
Stockholder's Distributions	0	0	(131,642)
Balance - 12/31/15	$ 20	$ 20,943	$ 99,713

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LIABILITIES AT DECEMBER 31, 2014	$	0
Changes during the year		0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2015	$	0

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net income	$ 142,318
Adjustment to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	2,025
Net change to assets and liabilities:	
Decrease in prepaid expenses	1,421
(Increase) in accounts receivable	(3,522)
(Decrease) in accounts payable and accrued expenses	(3,925)
Net cash flow provided by operating activites	138,317
Cash Flow From Financing Activities:	
Distributions to shareholder	(131,642)
Total cah flows from financing activities	(131,642)
Net Increase In Cash	6,675
Cash and cash equivalents - beginning	18,085
Cash and cash equivalents - ending	$ 24,760

Supplemental cash flows disclosures:	
Taxes paid	$0
Interest paid	$0

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of business.

The Company was incorporated on June 18, 1982 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company acts as a registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three to ten-year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2015, the balance of Commissions due from clearing brokers net of clearing expenses was $15,163. Subsequently, this has been [aid in full.

G.) Management Fees

Management fees are earned for investment advice is earned quarterly. As of December 31, 2015, the balance was $36,412. Subsequently this has been paid in full.

H.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $50,000 is being held in an interest bearing account as of December 31, 2015 to offset unsecured customer debits.

I.) Fair Market Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and debt. The Company's debt approximates fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximated their fair value as of December 31, 2015 due to the short-term nature of these instruments.

J.) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

NOTE 2 - NET CAPITAL REQUIREMENTS

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 FIXED ASSETS

The Company's fixed assets are comprised of office furniture and equipment of $65,706 less accumulated depreciation of $65,190. The depreciation expense for 2015 was $2,025.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no lease for the office. The Company's responsibility is to pay common area charges and other costs of maintaining the office.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $131,642 were paid to its officer/shareholder for the year ended December 31, 2015.

The officer/shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar Capital, LLC and acts as the investment manager of the Company. Various fees were earned by the Company for these services.

NOTE 7 – RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Pursuant to the plan, employees are allowed to defer portion of their salary and the Company matches up to 3% of the salary deferral

NOTE 8 – CONCENTRATION OF RISK.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

AKAR CAPITAL MANAGEMENT, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
December 31, 2015

Total Assets	$	126,851
Less Liabilities		6,175
Net capital before other charges		120,676
Charges against capital:		
Fixed assets (net)		516
Haircut on money market		1,000
Management fee accounts receivable		36,412
Other assets		-
Total charges against capital		37,928
Net capital	$	82,748

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
December 31, 2015

Net capital	$	82,748
Net capital required		5,000
Excess net capital	$	77,748

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
December 31, 2015

Net capital per Audited Financial Statements	$	82,748
Net capital per Focus Report - Part II A	$	82,748
Net difference - audit adjustments		0

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2015

Total Liabilities From Statement of Financial Condition	$	6,175
Percentage of Aggregate Indebtedness to Net Capital		7.46%

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
joel@jbaumcpa.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Akar Capital Management, Inc.
Plantation, Florida 33322

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Akar Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Akar Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Akar Capital Management, Inc. stated that Akar Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Akar Capital Management, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akar Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 19, 2016

Baum & Company PA

Akar
CAPITAL MANAGEMENT, INC.

February 18, 2016

Exemption Letter

Akar Capital Management, Inc. ("Broker-Dealer") claims an exemption to SEC Rule 15c3-3 pursuant to paragraph K (2)(ii) ("identified exemption provision").

Broker-Dealer has met the identified exemption provision throughout the most recent fiscal year without exception.

Emil A Akar
President

Member
NASD
SIPC

8551 West Sunrise Blvd.
Suite 102A
Plantation FL 33322
Tel 954.476.7011
Fax 954.476.7014